FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                            Report of Foreign Issuer



                    Pursuant to Rule 13a - 16 or 15d - 16 of

                      the Securities Exchange Act of 1934



                         For the month of May 2003
                                02 May 2003



                       BRITISH SKY BROADCASTING GROUP PLC
                              (Name of Registrant)



                Grant Way, Isleworth, Middlesex, TW7 5OD England
                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F


                    Form 20-F X            Form 40-F



Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934


                    Yes                    No X



If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable



                                 EXHIBIT INDEX


                                    Exhibit

EXHIBIT NO.1    Press release of British Sky  Broadcasting  Group plc
                announcing 3rd Quarter Results Date released on
                02 May 2003




2 May 2003



                       British Sky Broadcasting Group plc

                        Notice of Third Quarter Results

British Sky Broadcasting Group Plc will be announcing third quarter results for the three months to 31 March 2003 on Tuesday 13 May 2003. There will be a conference call for UK and European analysts and investors at 8.30am BST and a separate conference call for US analysts and investors later that day.

Enquiries:

UK/European:
Diane Barnes, Portland
Tel: + 44 20 7404 5351
E-mail: diane.barnes@portlandpr.co.uk

US:
Nikki Sheridan, Taylor Rafferty
Tel: +1 212 889 4350
E-mail: bskyb@taylor-rafferty.com


                                   SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                         BRITISH SKY BROADCASTING GROUP PLC


Date: 02 May 2003                          By: /s/ Dave Gormley
                                             Dave Gormley
                                             Company Secretary